NEWS RELEASE January 26, 2007 NR 07-06 www.energymetalscorp.com

TEXAS PERMITTING AND RENOVATION PROGRAM ON TRACK
FOR PLANNED PRODUCTION DATE

The South Texas Mining Venture (STMV), a partnership between Energy Metals Corporation (EMC), 99%, and Everest Exploration, Inc. (EEI), 1%, has reached important key milestones in its efforts to renovate its Hobson Uranium Processing facility near Hobson, Texas. This fully licensed uranium facility was constructed by EEI in 1978 and operated from 1979 until 1991 having produced more than 3 million pounds of yellowcake.

On May 1, 2006 STMV initiated restoration activities at the site which are continuing. Dedicated salaried and hourly on-site employees have been and continue to diligently pursue these efforts. Removal of obsolete piping, pumps, electrical and instrumentation equipment is essentially complete. Office and maintenance quarters have been remodeled, updated, and returned to service.

On November 1, 2006, EMC entered into an agreement with Lyntek, Inc. of Denver, Colorado whereby Lyntek under direction from Dr. Dennis E. Stover, COO of EMC, is providing engineering support for the final design of the expanded and modernized processing facility at the Hobson site. Lyntek is a global mineral processing consultant and construction firm with extensive international experience including design of modern ISR facilities. The newly renovated Hobson plant will have an annual capacity of 1,000,000 pounds of yellowcake, significantly greater than its original design capacity of 600,000 pounds per annum.

Piping and instrument drawings (P&ID’s) are 95 percent complete, requests for quotations (RFQ’s) have been issued for equipment such as the rotary vacuum product dryer, yellow cake thickener, and filter press. Orders for these items are expected to be placed during February to ensure timely deliveries. In addition, designs for supplemental office facilities, reinforced concrete foundations, and related structures are being created.

Permission has been obtained from the Texas Commission of Environmental Quality (TCEQ) in October 2006 to work-over, evaluate and recommission the deep disposal well. This work-over and testing program began on November 14, 2006 and is essentially complete. Following completion of a required “pressure fall off” test, a status report will be submitted to the TCEQ along with a request to resume operation of the well. Approval is expected during 1Q, 2007.

The Hobson facility is fully licensed to produce and process natural uranium concentrates by the the Radiation Control Program of the Texas Department of State Health Services as authorized under an agreement with the US Nuclear Regulatory Commission whereby the Texas State government is responsible for all regulation of radiation within the state except for on-site activities of nuclear power plants and federal facilities. Texas participates in the Conference of Radiation Control Program Directors activities, which include developing model rules for the United States. This Radioactive Materials Handling license was initially issued in 1979. Periodic renewal of the license is required and, at present, the renewal frequency is five years. On December 22, 2006, EEI, as the licensee and on behalf of the STMV, submitted a comprehensive application to the DSHS for an administrative renewal of this license, RML L03626. The contents of this application conform to all current federal and state requirements and include updated operating plans. Newly completed environmental, social/economic, hydrologic, and radiological risk assessments are integral components of this application. No significant impacts of any type from planned operations were identified.

At this time, all development activities associated with a restart of the Hobson facility are on schedule and within budget for resumption of operations during the first quarter of 2008.

Energy Metals Corporation

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Chairman: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

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For more information, send questions and comments to info@energymetalscorp.com.